September 6, 2007	Melissa S. Gainor
202-508-4662
Melissa.Gainor@ropesgray.com

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Linda Stirling, Esquire

Re:	Registration Statement on Form N-14 for Putnam Municipal Opportunities Trust
("Municipal Opportunities Trust") filed with the U.S. Securities and Exchange
Commission (the "Commission") on August 3, 2007 (File No. 333-145129) (as amended on August 24, 2007) and
Registration Statement on Form N-14 for Putnam Managed Municipal Income Trust
("Managed Municipal Income Trust") filed with the Commission on August 3, 2007 (File
No. 333-145143)

Dear Ms. Stirling:

This letter responds to comments that you provided telephonically on August 23, 2007 and August 29, 2007 and that Ms. Laura Hatch, also of the Commission staff, provided telephonically on August 22, 2007 regarding (a) the Registration Statement filed on Form N-14 filed by Municipal Opportunities Trust on August 3, 2007 (the "Municipal Opportunities Registration Statement") relating to the proposed merger of each of Putnam Investment Grade Municipal Trust ("Investment Grade Municipal Trust") and Putnam Municipal Bond Fund ("Municipal Bond Fund") with and into Municipal Opportunities Trust (SEC Asseccion No. 0000928816-07-001061), which was amended on August 24, 2007 (SEC Asseccion No.000928816-07-001226) and (b) the Registration Statement filed on Form N-14 filed by Managed Municipal Income Trust on August 3, 2007 (the "Managed Municipal Income Registration Statement") relating to the proposed merger of Putnam High Yield Municipal Trust ("High Yield Municipal Trust") with and into Managed Municipal Income Trust. For convenience of reference, I have summarized the comments before each response by Municipal Opportunities Trust and Managed Municipal Income Trust, as applicable.

Municipal Opportunities Registration Statement

1. Comment: Please move the footnotes beneath the "Sales Charges" table in the section in the Prospectus/Proxy Statement entitled "Questions and Answers – How do the management fees and other expenses of the funds compare, and what are they estimated to be following the mergers?" so that they appear under the "Annual Fund Operating Expenses" table.

- 2 -	September 6, 2007

Response: The requested change has been made.

2. Comment: Please add columns in the "Sales Charges" table setting forth pro forma expenses.

Response: The requested change has been made.

3. Comment: Please explain why the "Total Annual Fund Operating Expenses" of Investment Grade Municipal Trust in the section of the Prospectus/Proxy Statement entitled "Questions and Answers – How do the management fees and other expenses of the funds compare, and what are they estimated to be following the mergers?" differ from the "Ratio of expenses to average net assets" in the Financial Highlights section of the Prospectus/Proxy Statement.

Response: Investment Grade Municipal Trust's "Total Annual Fund Operating Expenses" have been restated to reflect lower fees payable under a Management Contract that became effective on January 1, 2006. Because that Management Contract was not in effect for the entirety of Investment Grade Municipal Trust's last completed fiscal year, this restatement, which is referenced in a footnote to the "Annual Fund Operating Expenses" table, resulted in a 0.01% difference from the ratio set forth in the Financial Highlights.

4. Comment: Please explain why certain expenses in the "Annual Fund Operating Expenses" table in the section of the Prospectus/Proxy Statement entitled "Questions and Answers – How do the management fees and other expenses of the funds compare, and what are they estimated to be following the mergers?" differ from the same expenses in the "Annual Fund Operating Expenses" table set forth in the section of the Prospectus/Proxy Statement entitled "Trustees' Considerations Related to the Proposed Mergers – Operating Expenses."

Response: As noted in the paragraph preceding the table, the expenses set forth in the "Trustees' Considerations" section of the Prospectus/Proxy Statement are unaudited estimates of the funds' expense ratios as of April 30, 2007, which were presented to, and considered by, the Trustees in approving the proposed mergers. The disclosure immediately preceding the "Annual Fund Operating Expenses" table makes it clear that this expense table is based on unaudited estimates. The expenses in the "Annual Fund Operating Expenses" table set forth in the "Questions and Answers" section are based on the funds' actual expenses as of each fund's last fiscal year end (i.e., April 30, 2007 for Municipal Opportunities Trust and Municipal Bond Fund and November 30, 2006 for Investment Grade Municipal Trust).The estimates differed from actual expenses because the estimates reflect the impact of a new Custody Agreement for the funds that went into effect on January 1, 2007 and resulted in a fee reduction.

5. Comment: Please add disclosure concerning costs of the proposed mergers and who is paying these costs in the section entitled "Questions and Answers."

Response: The requested change has been made.

- 3 -	September 6, 2007

6. Comment: Please add disclosure regarding capital loss carryforwards and whether they will lose their use after the proposed merger.

Response: The following disclosure has been added to the "Federal income tax consequences" section of the Prospectus/Proxy Statement:

"The historic losses of the Merging Funds and Municipal Opportunities Trust available to offset gains, if any, in each year following the proposed merger would be technically subject to a limitation under Section 382 of the Code. If the Merger had occurred on December 31, 2006, this limitation would not have had a significant effect on the combined fund, since each fund’s aggregate losses would have been either smaller than the annual limitation, in which case they are not affected by the limitation, or only slightly larger than the annual limitation, in which case their use is simply delayed, rather than forfeited entirely. Additionally, for five years following the proposed merger, the combined fund will not be allowed to offset the built-in gains of one fund with the built-in losses of another fund at the time of the Exchange Date. This limitation is not likely to have a significant impact on the combined fund: If the merger had occurred on December 31, 2006, each fund had sufficient built-in losses to offset either all or most of its built-in gains."

7. Comment: Please add  pro forma adjustments for preferred shares in the capitalization tables.

Response: The requested change has been made.

8. Comment: The senior securities tables must be audited for the most recent five year period and must be included in the opinion of the each fund's independent registered public accounting firm.

Response: In response to this comment, the senior securities tables have been audited for the last five years and are covered by the opinion of each fund's independent registered public accounting firm that will be filed by amendment to the Municipal Opportunities Registration Statement.

9. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Investment Restrictions," please identify which fundamental investment restrictions of Municipal Opportunities Trust are the same as the fundamental investment restrictions of Investment Grade Municipal Trust and Municipal Bond Fund.

Response: The requested change has been made.

10. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Investment Restrictions," please clarify the phrase "restriction (ii) below."

Response: The requested change has been made.

- 4 -	September 6, 2007

11. Comment: Please add disclosure highlighting any differences among the policies adopted in accordance with Rule 35d-1 under the Investment Company Act of 1940 by Municipal Opportunities Trust, Investment Grade Municipal Trust and Municipal Bond Fund.

Response: The requested change has been made.

12. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Management," please update the disclosure relating to the ownership of Putnam Investments Trust.

Response: The requested change has been made.

13. Comment: Please correct the typographical error regarding a duplicate term on page 50 of the Prospectus/Proxy Statement.

Response: The requested change has been made.

14. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Description of Fund Shares," please clarify which series of preferred shares of Investment Grade Municipal Income Trust are not outstanding.

Response: The requested change has been made.

15. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Investment Management Team," please indicate the time periods that the portfolio manager held the positions set forth in the "Positions Over Past Five Years" column.

Response: Municipal Opportunities Trust believes that the current disclosure sufficiently describes the title, length of service and business experience over the last five years of each member of the investment management team in accordance with Item 9(c) of Form N-2.

16. Comment: Please disclose whether Municipal Opportunities Trust has appointed an anti-money laundering compliance officer.

Response: The Statement of Additional Information that is part of the Municipal Opportunities Registration Statement discloses that Mark C. Trenchard serves as Municipal Opportunities Trust's BSA (Bank Secrecy Act) Compliance Officer. Accordingly, no additional disclosure has been added.

17. Comment: Each set of pro forma financials should include a footnote detailing the total shares outstanding for Municipal Opportunities Trust on a pro forma combined basis and the number of shares that will be issued to the shareholders of Investment Grade Municipal Trust and Municipal Bond Fund in connection with each proposed merger.

- 5 -	September 6, 2007

Response: The requested change has been made.

18. Comment: In the introduction to each set of pro forma financials, please state that the proposed mergers are expected to be tax-free reorganizations.

Response: The requested change has been made.

19. Comment: Footnote B to the pro forma financials of Municipal Opportunities Trust combined with both Investment Grade Municipal Trust and Municipal Bond Fund should reference three, rather than two, funds.

Response: The requested change has been made.

Managed Municipal Income Registration Statement

1. Comment: Please move the footnotes beneath the "Sales Charge" table in the section in the Prospectus/Proxy Statement entitled "Questions and Answers – How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?" so that they appear under the "Annual Fund Operating Expenses" table.

Response: The requested change has been made.

2. Comment: Please add columns in the "Shareholder Transaction Expenses" table setting forth pro forma expenses.

Response: The requested change has been made.

3. Comment: Please clarify whether Managed Municipal Income Trust invests to a different degree in high yield securities than High Yield Municipal Trust.

Response: Managed Municipal Income Trust and High Yield Municipal Trust invest similar percentages of their assets in high yield securities. Putnam Management does not anticipate that a significant portion of High Yield Municipal Trust's portfolio securities will be disposed of in connection with the merger.

4. Comment: Please explain why the "Total Annual Fund Operating Expenses" of Managed Municipal Income Trust in the section of the Prospectus/Proxy Statement entitled "Questions and Answers – How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?" differ from the "Ratio of expenses to average net assets" in the Financial Highlights section of the Prospectus/Proxy Statement.

- 6 -	September 6, 2007

Response: Managed Municipal Income Trust's "Total Annual Fund Operating Expenses" have been restated to reflect lower fees payable under a Management Contract that became effective on January 1, 2006. Because that Management Contract was not in effect for the entirety of Investment Grade Municipal Trust's last completed fiscal year, this restatement, which is referenced in a footnote to the "Annual Fund Operating Expenses" table, resulted in a 0.03% difference from the ratio set forth in the Financial Highlights.

5. Comment: Please add disclosure concerning costs of the proposed merger and who is paying these costs in the section entitled "Questions and Answers."

Response: The requested change has been made.

6. Comment: In the section of the Prospectus/Proxy Statement entitled "Risk Factors –What are the main investment strategies and related risks of Managed Municipal Income Trust and how do they compare with those of High Yield Municipal Trust," please explain why the current disclosure states that the risk of investing in Managed Municipal Income Trust is similar, rather than substantially similar, to the risk of investing in High Yield Municipal Trust.

Response: The disclosure has been revised to state that the risks of investing in Managed Municipal Income Trust are substantially similar to the risks of investing in High Yield Municipal Trust.

7. Comment: Please add disclosure regarding capital loss carryforwards and whether they will lose their use after the proposed merger.

Response: The following disclosure has been added to the "Federal income tax consequences" section of the Prospectus/Proxy Statement:

"Historic losses of High Yield Municipal Trust available to offset gains, if any, in each year following the proposed merger would technically be subject to a limitation under Section 382 of the Code. If the merger had occurred on December 31, 2006, approximately $9 million of High Yield Municipal Trust’s historic losses would have been available to offset gains, if any, in each year following the proposed merger. As of December 31, 2006, the funds also had similar percentage levels of built-in gains. Additionally, for five years following the proposed merger, the combined fund will not be allowed to offset the built-in gains of one fund with the built-in losses of the other fund at the time of the Exchange Date. If the merger had taken place on December 31, 2006, this limitation would not have affected the combined fund, however, since each fund had built-in gains against which its built-in losses could be used."

8.Comment: Please add pro forma adjustments for prefered shares in the capitalization table.

Response: The requested change has been made.

9. Comment: The senior securities tables must be audited for the most recent five year period and must be included in the opinion of the each fund's independent registered public accounting firm.

- 7 -	September 6, 2007

Response: In response to this comment, the senior securities tables have been audited for the last five years and are covered by the opinion of each fund's independent registered public accounting firm that will be filed by an amendment to the Managed Municipal Income Registration Statement.

10. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Investment Restrictions," please identify which fundamental investment restrictions of Managed Municipal Income Trust are the same as the fundamental investment restrictions of High Yield Municipal Trust.

Response: The requested change has been made.

11. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Investment Restrictions," please clarify the phrase "restriction (ii) below."

Response: The requested change has been made.

12. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Management," please update the disclosure relating to the ownership of Putnam Investments Trust.

Response: The requested change has been made.

13. Comment: In the section of the Prospectus/Proxy Statement entitled "Information about the Funds – Investment Management Team," please indicate the time periods that the portfolio manager held the positions set forth in the "Positions Over Past Five Years" column.

Response: Managed Municipal Income Trust believes that the current disclosure sufficiently describes the title, length of service and business experience over the last five years of each member of the investment management team in accordance with Item 9(c) of Form N-2.

14. Comment: Please disclose whether Managed Municipal Income Trust has appointed an anti-money laundering compliance officer.

Response: The Statement of Additional Information that is part of the Managed Municipal Income Registration Statement discloses that Mark C. Trenchard serves as Managed Municipal Income Trust's BSA (Bank Secrecy Act) Compliance Officer. As such, no additional disclosure has been added.

15. Comment: The pro forma financials should include a footnote detailing the total shares outstanding for Managed Municipal Income Trust pro forma combined with High Yield Municipal Trust and the number of shares that will be issued to the shareholders of High Yield Municipal Trust.

- 8 -	September 6, 2007

Response: The requested change has been made.

16. Comment: In the introduction to the pro forma financials, please state that the proposed merger is expected to be a tax-free reorganization.

Response: The requested change has been made.

*****

Technical Change to Proposals Included in the Registration Statements

In connection with the each of the proposed mergers described in the Municipal Opportunities Registration Statement and the Managed Municipal Income Registration Statement, holders of preferred shares of the acquired funds will receive shares of the surviving fund that bear the same aggregate liquidation preference and dividend period as the shares they currently own. In certain instances, a series of acquired fund preferred shares has a lower per-share liquidation preference than the corresponding series of the surviving fund. Because, as Putnam Management has been informed by the funds’ remarketing agent, it is not commercially possible for fractional shares of preferred stock to be issued (which could occur if acquired fund shareholders held an odd number of preferred shares prior to the merger), the revised prospectus/proxy statements to be filed by amendment will include (a) a sub-proposal in the Municipal Opportunities Registration Statement that would require the preferred shareholders of Municipal Opportunities Trust to approve, in connection with the merger transactions, a two-for-one stock split for Series A preferred shares of Municipal Opportunities Trust (from $50,000 to $25,000 per-share liquidation preference) and (b) a sub-proposal in the Managed Municipal Income Registration Statement that would require the preferred shareholders of Managed Municipal Income Trust to approve, in connection with the merger transactions, a two-for-one stock split for Series C preferred shares of Managed Municipal Income Trust (from $100,000 to $50,000 per share liquidation preference). The prospectus/proxy statements will state that shareholder approval of each of series, voting separately, would be required in order to approve the stock splits.

*****

As requested, we acknowledge that: (i) should the Commission or its Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve each of Municipal Opportunities Trust or Managed Municipal Income Trust from its full responsibility for the adequacy and accuracy of the disclosure in the applicable filing; and (iii) Municipal Opportunities Trust and Managed Municipal Income Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and

- 9 -	September 6, 2007

these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving Municipal Opportunities Trust or Managed Municipal Income Trust.

I would like to take this opportunity to thank you for your expedited review of the Registration Statements—your efforts have allowed us to move along an accelerated timeline and are greatly appreciated. Should you have any further questions, please do not hesitate to call me at (202) 508-4662 or my colleague George B. Raine at (617) 951-7556. Thank you for your assistance.

Very truly yours,

/s/ MELISSA S. GAINOR

Melissa S. Gainor*

*Admitted in Massachusetts only. Supervised by Ropes & Gray LLP partners who are members of the District of Columbia Bar.

cc: Ms. Laura Hatch, U.S. Securities and Exchange Commission
James F. Clark, Putnam Investments
George B. Raine, Ropes & Gray LLP